Derek Dostal	Davis Polk & Wardwell llp	Confidential
+1 212 450 4322	450 Lexington Avenue
derek.dostal@davispolk.com	New York, NY 10017
davispolk.com

October 27, 2021

Re:	LIV Capital Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted July 29, 2021
CIK No. 0001875257

Ms. Janice Adeloye

Ms. Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Adeloye and Ms. Breslin,

On behalf of our client, LIV Capital Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated August 26, 2021 (the “Comment Letter”). The Company has also revised the Registration Statement and is submitting with the Commission the revised Registration Statement together with this response letter. The revised Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and a marked copy of the revised Registration Statement showing the changes to the Registration Statement submitted on July 29, 2021.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment which summarizes of the responsive actions taken.

Form DRS S-1 Submitted July 29, 2021

Capitalization, page 66

1.	We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 9,601,670 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the revised Registration Statement in its Capitalization table on page 68 to reflect all 10,000,000 Class A shares to be sold in the initial public offering outside of permanent equity and as shares subject to possible redemption in accordance with ASC 480-10-S99-3A.

Ms. Janice Adeloye and Ms. Mary Beth Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	October 27, 2021

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal
Derek J. Dostal

cc:	Via E-mail
Alexander Rossi, Chairman
LIV Capital Acquisition Corp.

David Alan Miller
Jeffrey M. Gallant
Graubard Miller

2